UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): May 13, 2021

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR	97225
(Address of principal executive offices)	(Zip code)

(503) 225-0300

(Issuer’s telephone number, including area code)

Senior Secured Demand Notes

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Umpqua Bank Revolving Credit Facility

On May 13, 2021, Iron Bridge Mortgage Fund, LLC, an Oregon limited liability company (the “Company”), entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) from Umpqua, and in connection therewith issued to Umpqua a promissory note (the “Umpqua Note”) for a maximum principal amount of up to $40,000,000. The conditions precedent to the effectiveness of the Umpqua Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Umpqua Credit Line refinanced the Company’s $40,000,000 revolving line of credit from Western Alliance Bank (the “WAB Loan”) and the agreements associated with the WAB Loan were terminated. No prepayment fees were payable in connection with such refinancing.

Outstanding borrowings pursuant to the Umpqua Credit Line will accrue interest at a rate equal to the greater of: (i) four percent (4%); or (ii) two and three-quarters of one percent (2.75%) in excess of the one (1) month LIBOR rate. If LIBOR is no longer available for any reason, Umpqua may replace LIBOR with an index selected by Umpqua in its reasonable discretion, giving due consideration to any evolving or then-prevailing market convention for determination of a replacement for LIBOR, and to any selection or recommendation by a governmental authority or market-governing body. Interest accrued on outstanding borrowings will be payable monthly, in arrears. The Umpqua Credit Line will expire, and all principal amounts then outstanding will become due and payable, on May 7, 2023, subject to the Company’s option to extend the Umpqua Credit Line for an additional six month period at the Company’s option. The principal balance of the Umpqua Credit Line may be prepaid, in whole or in part, without premium or penalty. The Umpqua Bank Loan proceeds will be used to provide working capital for the origination of the Company’s commercial loans to residential and commercial real estate borrowers (“Portfolio Loans”).

The amount that may be borrowed pursuant to the Umpqua Credit Line at any given time is subject to a “borrowing base” limitation in an amount equal to 65% of eligible Portfolio Loans, subject to certain adjustments and exclusions, up to the maximum amount of $40,000,000. As of May 13, 2021, the borrowing base was approximately $40 million. Under the Umpqua Credit Line, the Company is also required, among other covenants, to maintain compliance with certain financial covenants, including maintenance of (a) a debt to equity ratio that does not exceed 1.00 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of the Company’s tangible net worth and subordinated debt); (b) a turnover ratio of 1.00 to 1.00 (calculated as amounts collected on Portfolio Loans divided by the average outstanding loan balance under the Umpqua Credit Line); and (c) an interest to preferred return coverage ratio of 1.00 to 1.00 (calculated as the sum of net profits and interest expense divided by the sum of interest expense and the amount of regularly scheduled preferred returns to equity holders).

Similar to the WAB Loan, the Umpqua Credit Line is secured by a first priority security interest in all of the Company’s assets (the “Collateral”), including all of its Portfolio Loans. As provided for in the Senior Secured Demand Note Purchase Agreement between the Company and each purchaser of a Senior Secured Demand Note (“Senior Note”), Umpqua’s security interest is senior in priority to the Senior Secured Demand Notes, as evidenced by that certain Subordination Agreement (the “Umpqua Subordination Agreement”), by and among Umpqua Bank, the Company, and Carr Butterfield, LLC, as collateral agent for the holders of the Senior Notes. Under the Umpqua Subordination Agreement, the Senior Notes will continue to be entitled to receive and collect regularly scheduled payments of interest and principal, as well as any other prepayment of principal, so long as no event of default under the Umpqua Credit Line has occurred or is continuing.

While the Umpqua Credit Line does provide the Company leverage and a source of low cost capital to make Portfolio Loans, the primary benefit to the Company is cash management. Because the revolving line of credit allows the Company to draw on and pay down the line of credit daily, the Company can use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The Umpqua Credit Line can also provide the Company with liquidity to meet investor withdrawal requests.

The foregoing is a summary of the Umpqua Loan Agreement, the Umpqua Note, and the Umpqua Subordination Agreement (collectively, the “Umpqua Bank Loan Documents”) and is qualified in its entirety by reference to the complete text of the Umpqua Bank Loan Agreements, which are filed as Exhibits 6.1, 6.2, and 3.1, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

Dated: May 19, 2021	By:	/s/ Gerard Stascausky
	Name:	Gerard Stascausky
	Title:	Managing Director

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Exhibit No.	Description of Exhibit

3.1	Subordination Agreement, dated effective May 7, 2021, by and among Carr Butterfield, LLC, Iron Bridge Mortgage Fund, LLC and Umpqua Bank.

6.1	Business Loan and Security Agreement (Revolving Line of Credit), dated effective May 7, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank

6.2	Promissory Note, dated effective May 7, 2021, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank

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